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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7
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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $28,135

COST OF OPERATION                                           28,873

OPERATING LOSS                                                (738)

NONOPERATING INCOME                                            829

INCOME BEFORE INTEREST CHARGES                                  91

INTEREST CHARGES                                                26

INCOME BEFORE FEDERAL INCOME TAXES                              65

FEDERAL INCOME TAXES                                            64

NET INCOME                                                 $     1



                    STATEMENT OF RETAINED EARNINGS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ -

NET INCOME                                                      1

BALANCE AT END OF PERIOD                                      $ 1


The common stock of the Company is wholly owned by Ohio Power Company.
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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         September 30,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 39,136
  Construction Work in Progress                               1,687
         Total Mining Plant                                  40,823
  Accumulated Depreciation and Amortization                  35,979

         NET MINING PLANT                                     4,844

OTHER PROPERTY AND INVESTMENTS                               11,996

CURRENT ASSETS:
  Cash and Cash Equivalents                                  54,591
  Accounts Receivable:
    General                                                     100
    Affiliated Companies                                      6,692
  Coal                                                          157
  Materials and Supplies                                      7,127
  Prepayments                                                   148

         TOTAL CURRENT ASSETS                                68,815

DEFERRED INCOME TAXES                                        28,997

REGULATORY ASSETS                                                91

DEFERRED CHARGES                                              1,320

           TOTAL                                           $116,063
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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        September 30,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                           $      7
  Retained Earnings                                              1

         TOTAL SHAREHOLDER'S EQUITY                              8

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       16,215
  Accrued Reclamation Costs                                 35,165
  Other Operating Reserves                                  13,282

         TOTAL OTHER NONCURRENT LIABILITIES                 64,662

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                  2,087
    Affiliated Companies                                       765
  Taxes Accrued                                              1,224
  Accrued Reclamation Costs                                  4,508
  Accrued Vacation Pay                                         990
  Workers' Compensation Claims                                 762
  Other                                                      1,712

         TOTAL CURRENT LIABILITIES                          12,048

DEFERRED CREDITS                                            39,345

           TOTAL                                          $116,063
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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998

   As discussed in Note 6, "Federal Income Taxes" of the Notes to
Financial Statements in the 1997 Annual Report, the Internal Revenue
Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions relating to corporate owned life insurance
(COLI) claimed by the Company should not be allowed. As a result of a suit filed in United States District Court (discussed below) this request for ruling has been withdrawn. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of the COLI interest deduction through September 30, 1998 would reduce earnings by approximately $10.6 million
(including interest). The Company has made no provision for any possible adverse earnings impact from this matter.

   In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the United States in the United
States District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. In July 1998 the Company made a payment of taxes and interest attributable to COLI interest deductions for taxable years
1991-96 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. In September 1998 the Company made an additional payment for the 1997 tax year. The payments were included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid. In the event the resolution of this matter is unfavorable, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement.

Mine Closure

   In October 1998 the Company announced plans to discontinue mining operations effective October 31, 1999. Consequently, a provision of $38.9 million for mine closure costs was recorded in October 1998. The
Company billed and recovered these costs from OPCo.






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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998
                    (in thousands, except as noted)
                                                                                                      July through
                                                                                                        September
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.51% per annum, 2.6275% per quarter                                                         .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $      1
            Add: Interest Charges                                                                              26
            Less: Nonoperating Income                                                                         829

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (802)
            2. Year-to-Date                                                                              $ (1,933)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 28,937

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (802)

       C. Cost Applicable to Current Quarter Coal Billings                                                 28,135
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                     -
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 28,135

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                469,847

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $59.88

(a)    As represented by  Cost of Operation  plus  Federal Income Taxes  reported in Statement of Income.

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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
               FOR THE QUARTER ENDED SEPTEMBER 30, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $   559
Indirect Labor-UMW*                                          1,866
Benefits-UMW*                                                1,846
Salaries and Benefits-Nonunion                               1,045
Operating Supplies                                           1,204
Repair Parts and Materials                                   1,877
Electricity and Other Utilities                                641
Outside Services-Maintenance, Haulage and Reclamation          621
Taxes Other Than Federal Income Taxes**                        671
Rental of Equipment                                            806
Depreciation, Depletion and Amortization                       783
Mining Cost Normalization***                                11,653
Reclamation Cost-Net                                         2,716
Other Production Costs                                       2,696

Subtotal                                                    28,984

Transfers of Production Costs (to)/from Coal Inventory        (111)

          Total                                            $28,873

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           September 30, 1998
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $  324

Mining Structures and Equipment       34,760     33,687     1,073

Coal Interests (net of depletion)      1,760       -        1,760

Leasehold Improvements                 2,292      2,292      -

    Total Mining Plant in Service    $39,136    $35,979    $3,157